                                                                    Exhibit 12-B
                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)
                            ----------------------

                                          12 Months
                                            Ended                        Year Ended December 31,
                                         September 30,     -----------------------------------------------------
                                             1999              1998         1997          1996          1995
                                         ------------      ------------  ------------  ------------  ------------
Net income before extraordinary item       $ 56,072          $ 30,276     $ 85,747      $ 75,017      $ 98,752
                                         ------------      ------------  ------------  ------------  ------------

Income taxes                                 38,895            18,178       50,442        36,958        48,277
                                         ------------      ------------  ------------  ------------  ------------
Fixed charges:
 Interest on long-term debt
    including amortization of
    discount, premium and expense            60,978            63,940       64,501        64,847        62,879
 Other interest                               2,043             3,435        3,574         4,019         4,364
 Preferred dividend requirements
    of susidiary trusts                       7,449             6,052        5,775         1,428          -
                                         ------------      ------------  ------------  ------------  ------------
      Total fixed charges                    70,470            73,427       73,850        70,294        67,243
                                         ------------      ------------  ------------  ------------  ------------
Earnings before income taxes
  and fixed charges                        $165,437          $121,881     $210,039      $182,269      $214,272
                                         ============      ============  ============  ============  ===========


Fixed charges                              $ 70,470          $ 73,427     $ 73,850      $ 70,294      $ 67,243

Preferred dividend requirements               3,679             5,289        7,506        14,214        20,839
                                         ------------      ------------  ------------ ------------- ------------

Total Fixed charges and preferred
  dividend requirements                    $ 74,149          $ 78,716     $ 81,356       $84,508      $ 88,082
                                         ============      ============  ============  ============  ===========
Ratio of earnings to fixed charges             2.23              1.55         2.58          2.16          2.43

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the interest expense associated with the ACE's leases. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to income before extraordinary item.